SECURITY NATIONAL FINANCIAL CORPORATION
5300 South 360 West, Suite 250
Salt Lake City, Utah 84123
Telephone (801) 264-1060

January 7, 2011

VIA EDGAR

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:       Eric Envall

Re:	Security National Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-Q for Fiscal Quarter Ended September 30, 2010
File No. 000-09341

Dear Mr. Envall:

Security National Financial Corporation (the "Company") is in receipt of the letter dated December 20, 2010 with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the fiscal quarter ended September 30, 2010. The Company's responses to the comments are set forth below.  For ease of reference, the Company has set forth the comments and its responses thereto.

It should be noted that although responses to the comments in the letter are required to be made within ten business days from the date of the letter, this will confirm that on December 23, 2010, you acquiesced to extending the deadline for the Company to file its responses until January 7, 2011.  A letter confirming the extension of time for filing responses was filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009
Notes to Condensed Consolidated Financial Statements

Note 1 – Significant Accounting Policies

Mortgage Operations, page 59

1.      We note your response to comment 7 in our letter dated August 5, 2010.  It appears the amounts classified as Real Estate Held for Investment includes foreclosed assets (i.e. other real estate owned or “OREO”).  Please quantify the amounts of OREO for each period presented and revise your presentation in future filings to disaggregate OREO from real estate held for investment on your balance sheet and revise your policy presentation accordingly.

January 7, 2010

Response:

The amounts for Real Estate Held for Investment and Other Real Estate Owned net of depreciation for the years ended December 31, 2009 and 2008 were as follows:  We have shown the proposed accounting policy disclosure after each balance sheet classification.

	2009	2008
Real Estate Held for Investment	$6,763,366	$8,418,273
Accumulated Depreciation	(3,515,527)	(4,660,920)
Net	$3,247,839	$3,757,353

Accounting policy disclosure: Real Estate Held for Investment is carried at cost, less accumulated depreciation provided on a straight line basis over the estimated useful life of the properties.

Other Real Estate Owned
Held for Investment	$39,403,746	$15,225,038
Accumulated Depreciation	(423,746)	(98,651)
Net	$38,980,000	$15,126,387

Accounting policy disclosure:  Other Real Estate Owned Held for Investment are foreclosed properties which the Company intends to hold for investment purposes.  These properties are recorded at the lower of cost or market value upon foreclosure.  Depreciation is provided on a straight line basis over the estimated useful life of the properties.  These properties are analyzed for impairment periodically in accordance with our policy for long-lived assets.

Held for Sale	$3,841,800	$3,533,900

Accounting policy disclosure:  Other Real Estate Owned Held for Sale are foreclosed properties which the Company intends to sale.  These properties are carried at the lower of cost or market value, less cost to sell.

2.      In addition to our comment above, we note your balance sheet item Real Estate Held for Investment, is net of accumulated depreciation and allowance for loan losses.  Your policy disclosure, however (as noted from your response to comment 7), makes no reference to allowances.  Please clarify and revise the description on your balance sheet accordingly.

Response:

The allowance for losses of $107,000 and $250,000, which were included in the total accumulated depreciation and allowances for losses for the years ended December 31, 2009 and 2008, were impairment losses related to specific properties, and not loan losses. The consolidated balance sheet in our Form 10-K for the fiscal year ended December 31, 2009 uses the term “allowance for losses.”  These losses have now been netted against the specific properties in accordance with our accounting policy as specified in our response to 1 above.

3.      We note your response to comment 8 in our letter dated August 5, 2010.  It appears that you write-down loans delinquent more than 90 days to 80% of the appraisal received at the time of underwriting and funding.  Please tell us and revise future filings to specifically address each of the following bullet points:

January 7, 2010

•	Tell us how often you obtain updated appraisals for your collateral dependent loans after underwriting and funding. If this policy varies by loan type disclose that also;

•	Tell us the average age of the appraisals used to determine the fair value of your collateral-dependent impaired loans at December 31, 2009 or those loans that did require specific allowances;

•	Describe any adjustments you make to the appraised values other than writing down loans delinquent more than 90 days to 80% of the appraisal received at the time of underwriting and funding; and

•
Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses other than writing down loans delinquent more than 90 days to 80% of the appraisal received at the time of underwriting and funding.

Response:

The Company’s current policy is to not lend more than 80% of the appraised market value at the time of funding unless third party mortgage insurance is obtained to insure the amount in excess of the 80% limitation.  New appraisals are not obtained on mortgages in a current payment status.The average age of appraisals obtained at time of funding for impaired mortgage loans at December 31, 2009 was 2.3 years.

On a quarterly and annual basis the Company does an analysis on property classified as Other Real Estate Owned.  This analysis compares national home selling indexes at the time of original appraisal to the comparable index at time of foreclosure.  The percentage change in the index is applied to the original appraised value and compared to the current book value of the property.  For any significant decrease in property values, the Company normally obtains a new appraisal.  Any impairment identified by the comparison analysis is recorded during the quarter of identification.

In addition to the write down to 80% of the original appraised value and the index comparison analysis performed by the Company, the Company depreciates Other Real Estate Owned Held for Investment.  This depreciation reduces the book value of these properties and lessens the exposure to the Company from further deterioration in real estate values.

Item 10.  Directors and Executive Officers, page 114

4.      We note your response to comment 14 of our letter dated August 5, 2010.  If you do not feel that a revised Form 10-K/Proxy Statement is required, in the alternative you must provide us with your revised disclosures in your response to this comment letter.

Response:

The following revised disclosures should have been included in the Form 10-K for fiscal year ended December 31, 2009 (and will be included in the Form 10-K for fiscal year ended December 31, 2010), pursuant to the requirements of Item 401(e) of Regulation S-K of the General Rules and Regulations under the Securities Act of 1933, as amended and SEC Release No. 33-9089:

January 7, 2010

The following is a description of the business experience of each of the Company’s directors:

George R. Quist has been Chairman of the Board and Chief Executive Officer of the Company since 1979.  Mr. Quist served as President of the Company from 1979 until 2002.   From 1960 to 1964, Mr. Quist was Executive Vice President and Treasurer of Pacific Guardian Life Insurance Company.  From 1946 to 1960, he was an agent, District Manager and Associate General Agent for various insurance companies. Mr. Quist also served from 1981 to 1982 as the President of The National Association of Life Companies, a trade association of 642 life insurance companies, and from 1982 to 1983 as its Chairman of the Board.  Mr. Quist attended the University of Utah.  Mr. Quist’s status as one of the Company’s founders, his deep expertise and experience in all aspects of the insurance industry, his management expertise, his ability to provide valuable insight to the Board of Directors, and his significant business and leadership experience led the Board of Directors to conclude that he should serve as Chairman of the Board and Chief Executive Officer of the Company.

Scott M. Quist has been President of the Company since 2002, its Chief Operating Officer since 2001, and a director since 1986.  Mr. Quist served as First Vice President of the Company from 1986 to 2002.  From 1980 to 1982, Mr. Quist was a tax specialist with Peat, Marwick, Mitchell, & Co., in Dallas, Texas.  From 1986 to 1991, he was Treasurer and a director of The National Association of Life Companies, a trade association of 642 insurance companies until its merger with the American Council of Life Companies.  Mr. Quist has been a member of the Board of Governors of the Forum 500 Section (representing small insurance companies) of the American Council of Life Insurance.  He has also served as a regional director of Key Bank of Utah since November 1993.  Mr. Quist is currently a director and a past president of the National Alliance of Life Companies, a trade association of over 200 life companies.  Mr. Quist holds a B.S. in Accounting from Brigham Young University and received his law degree also from Brigham Young University.  Mr. Quist’s significant expertise and deep understanding of the technical, organizational and strategic business aspects of the insurance industry, his management expertise, his eight year tenure as President of the Company and twenty-four year tenure as a director, and his years of business and leadership experience led the Board of Directors to conclude that he should serve as President and a director of the Company.

J. Lynn Beckstead, Jr. has been Vice President of Mortgage Operations and a director of the Company since 2002.  In addition, Mr. Beckstead is President of SecurityNational Mortgage Company, a wholly owned subsidiary of the Company, having served in this position since 1993.  From 1990 to 1993, Mr. Beckstead was Vice President and a director of Republic Mortgage Corporation.  From 1983 to 1990, Mr. Beckstead was Vice President and a director of Richards Woodbury Mortgage Corporation.  From 1980 to 1983, he was a principal broker for Boardwalk Properties.  From 1978 to 1980, Mr. Beckstead was a residential loan officer for Medallion Mortgage Company.  From 1977 to 1978, he was a residential construction loan manager of Citizens Bank.  Mr. Beckstead’s expertise in real estate, his seventeen year tenure serving as President of SecurityNational Mortgage Company, and his business and leadership experience led the Board of Directors to conclude that he should serve as a director.

January 7, 2010

Charles L. Crittenden has been a director of the Company since 1979.  Mr. Crittenden has been sole stockholder of Crittenden Paint & Glass Company since 1958.  He is also an owner of Crittenden Enterprises, a real estate development company, and Chairman of the Board of Linco, Inc.  Mr. Crittenden’s status as one of the Company’s founders, his thirty-one year long tenure on the Company’s Board of Directors, and his years of business experience led the Board of Directors to conclude that he should serve as a director.

Robert G. Hunter, M.D. has been a director of the Company since 1998.  Dr. Hunter is currently a practicing physician in private practice.  Dr. Hunter created the statewide E.N.T. Organization (Rocky Mountain E.N.T., Inc.) where he is currently a member of the Executive Committee.  Dr. Hunter is Department Head of Otolaryngology, Head and Neck Surgery at Intermountain Medical Center and a past President of the medical staff of the Intermountain Medical Center.  He is also a delegate to the Utah Medical Association and has served as a delegate representing the State of Utah to the American Medical Association, and a member of several medical advisory boards.  Dr. Hunter holds a B.S. in Microbiology from the University of Utah and received his medical degree from the University of Utah College of Medicine.  Dr. Hunter’s medical expertise and experience, and his administrative and leadership experience from serving in a number of administrative positions in the medical profession led the Board of Directors to conclude that he should serve as a director.

H. Craig Moody has been a director of the Company since 1995.  Mr. Moody is owner of Moody & Associates, a political consulting and real estate company.  He is a former Speaker and House Majority Leader of the House of Representatives of the State of Utah.  Mr. Moody holds a B.S. in Political Science from the University of Utah.  Mr. Moody’s real estate and governmental affairs expertise and years of business and leadership experience led the Board of Directors to conclude he should serve as a director.

Norman G. Wilbur has been a director of the Company since 1998.  Mr. Wilbur worked for J.C. Penny's regional offices in budget and analysis.  His final position was Manager of Planning and Reporting for J.C. Penny's stores.  After 36 years with J.C. Penny's, Mr. Wilbur opted for early retirement in 1997.  Mr. Wilbur holds a B.S. in Accounting from the University of Utah.  Mr. Wilbur is a past board member of Habitat for Humanity in Plano, Texas.  Mr. Wilbur’s financial expertise and business experience from a successful career at JC Penny’s led the Board of Directors to conclude he should serve as a director.  In addition, the Board of Directors’ determination that Mr. Wilbur is the Audit Committee “financial expert” lends further support to his financial acumen and qualification for serving as a director.

The following is a description of business experience of each of the Company’s executive officers:

George R. Quist has served as Chairman of the Board and Chief Executive Officer of the Company since 1979.

Scott M. Quist has served as President since 2002 and a director of the Company since 1986.

January 7, 2010

Stephen M. Sill has been Vice President, Treasurer and Chief Financial Officer of the Company since 2002.   From 1997 to 2002, Mr. Sill was Vice President and Controller of the Company.  From 1994 to 1997, Mr. Sill was Vice President and Controller of Security National Life Insurance Company.  From 1989 to 1993, he was Controller of Flying J. Inc.  From 1978 to 1989, Mr. Sill was Senior Vice President and Controller of Surety Life Insurance Company.  From 1975 to 1978, he was Vice President and Controller of Sambo's Restaurant, Inc.  From 1974 to 1975, Mr. Sill was Director of Reporting for Northwest Pipeline Corporation.  From 1970 to 1974, he was an auditor with Arthur Andersen & Co.  Mr. Sill is a past president and a former director of the Insurance Accounting and Systems Association, a national association of over 1,300 insurance companies and associate members.  Mr. Sill holds a B.S. in Accounting from Weber State University.  In addition, he is a certified public accountant and a member of the Utah Association of CPA’s and the American Institute of CPA’s.

Christie Q. Overbaugh has been Senior Vice President of Internal Operations of the Company since June 2006, and a Vice President of the Company from 1998 to June 2006.  Ms. Overbaugh has also served as Vice President of Underwriting for Security National Life Insurance Company since 1998.  From 1986 to 1991, she was Chief Underwriter for Investors Equity Life Insurance Company of Hawaii and Security National Life Insurance Company.  From 1990 to 1991, Ms. Overbaugh was President of the Utah Home Office Underwriters Association.  Ms. Overbaugh is currently a member of the Utah Home Office Underwriters Association and an Associate Member of LOMA (Life Office Management Association).

Jeffrey R. Stephens was appointed General Counsel and Corporate Secretary of the Company in December 2008. Mr. Stephens had served as General Counsel for the Company from November 2006 to December 2008. He was in private practice from 1981 to 2006 in the states of Washington and Utah. Mr. Stephens holds a B.S. in Geography from the University of Utah and received his law degree from Brigham Young University.  He is a member of the Utah State Bar and the Washington State Bar Association.

Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 128

5.      We note your response to comment 16 of our letter dated August 5, 2010.  If you do not feel that a revised Form 10-K/Proxy Statement is required, in the alternative you must provide us with your revised disclosures in your response to this comment letter.

Response:

The following table should have been included in the Form 10-K for fiscal year ended December 31, 2009 (and will be included in the Form 10-K for fiscal year ended December 31, 2010), pursuant to the requirements of Item 201(d) of Regulation S-K of the General Rules and Regulations Under the Securities Act of 1933, as amended:

January 7, 2010

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information as of December 31, 2009 with respect to compensation plans (including individual compensation arrangements) under which the Company’s equity securities are authorized for issuance, aggregated as follows:

•	All compensation plans previously approved by security holders; and

•	All compensation plans not previously approved by security holders.

	A	B	C
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity compensation plans approved by stockholders1	1,604,5652	$2.993	549,5234

Equity compensation plans not approved by stockholders	0	-	0

1  This reflects the 1993 Stock Option Plan (the “1993 Plan”), the 2000 Director Stock Option Plan (the “2000 Director Plan”), the 2003 Stock Option Plan (the “2003 Plan”), and the 2006 Director Stock Option Plan (the “2006 Director Plan”).  The 2003 Plan was approved by stockholders at the annual stockholders meeting held on July 11, 2003, which reserved 500,000 shares of Class A common stock and 1,000,000 shares of Class C common stock for issuance thereunder.  As a result of the stockholder approval of the 2003 Plan, the Company terminated the 1993 Plan.  The 2006 Director Plan was approved by stockholders at the annual stockholders meeting held on December 7, 2006, which reserved 100,000 shares of Class A common stock for issuance thereunder.  As a result of the stockholder approval of the 2006 Director Plan, the Company terminated the 2000 Director Plan.

2  Assumes that 2,274,624 shares of Class C common stock issuable upon the exercise of certain outstanding options are converted into 227,462 shares of Class A common stock.

3  The weighted average exercise prices reflect solely the shares of Class A common stock that will be issued upon exercise of outstanding options.

4  This number includes 500,150 shares of Class A common stock and 5 shares of Class C common stock available for future issuance under the 2003 Plan, and 49,373 shares of Class A common stock available for future issuance under the 2006 Director Plan.

January 7, 2010

Form 10-Q for the Quarterly Period Ended September 30, 2010

Condensed Consolidated Statements of Earnings, page 5

6.       We note from your disclosure on page 14 (Note 3 – Investments) that you recorded credit related OTTI losses.  Please revise your presentation of OTTI losses on the face of your income statement (in all future filings) to be consistent with the guidance in ASC 320-10-35-34 and ASC 320-10-45-8A.

Response:

The Company agrees to revise its presentation of OTTI losses on the face of the income statement in all future filings to be consistent with the guidance in ASC 320-10-35-34 and ASC 320-10-45-8A.

Notes to Condensed Consolidated Financial Statements

Note 8 – Business Segments, page 18

7.       We note your response to our prior comment 12 in our letter dated August 5, 2010 where you indicated goodwill was entirely attributable to your Cemetery and Mortuary business segment.  However, at September 30, 2001 your goodwill is allocated to both your Life Insurance and Cemetery and Mortuary business segments.  Please explain what occurred between the dates of your response and the filing of your interim report and refer us to the authoritative literature you used, as necessary, to support your accounting treatment.

Response:

The Company erroneously overlooked the fact that it has goodwill on the balance sheet attributable to the Cemetery and Mortuary business segment as well as for a business acquired in 2007 by the Insurance business segment.  The Company apologizes for the misstatement in the comment letter but correctly categorized goodwill in the 10-Q for the third quarter ended September 30, 2010.

Note 9 – Disclosure about Fair Value of Financial Instruments, page 19

8.      We note your response to comment 13 in our letter dated August 5, 2010; however, your disclosures on pages 19-22 do not include information for all assets and liabilities measured at fair value on a nonrecurring  basis as required by ASC 820-10-50-5.  Please revise future filings to include these required disclosures and show us what your disclosure will look like in your response.

January 7, 2010

Response:

We agree to revise all future filings to include information for all assets and liabilities measured at fair value on a nonrecurring basis as required by ASC 820-10-50-5 as follows:

As of 9/30/2010
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets accounted for at fair value on a nonrecurring basis
Fixed maturity securities, held to maturity	$437,147	$437,147
Mortgage Loans on real estate and construction loans held for investment	523,971			523,971
Real Estate held for investment	1,444,000			1,444,000
Total assets accounted for at fair value on a nonrecurring basis	$2,405,117	$437,147	$-	$1,967,971

As of 12/31/2009
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets accounted for at fair value on a nonrecurring basis
Fixed maturity securities, held to maturity	$2,560,625	$2,560,625
Mortgage Loans on real estate and construction loans held for investment	1,003,624			1,003,624
Real Estate held for investment	4,425,437			4,425,437
Total assets accounted for at fair value on a nonrecurring basis	$7,989,686	$2,560,625	$-	$5,429,061

January 7, 2010

Note 13 – Commitments and Contingencies, page 28

9.      We note your response to comment 10 in our letter dated August 5, 2010 and your disclosures on pages 28-31 related to your loan loss reserve and the outstanding claims asserted by Bank of America, Wells Fargo and JP Morgan Chase.  Please tell us, and disclose the following in future filings:

•	A reasonable estimate of the possible loss or range of possible loss or a statement that such an estimate cannot be made for these specific loss contingencies as required by ASC 450-20-50-4;

•	Tell us how you considered settlement negotiations in your determination of possible loss or range of possible loss; and

•
The portion of the $10,678,015 loan loss reserve specifically related to claims asserted by Bank of America, Wells Fargo and JP Morgan Chase and a rollforward of the activity related to these specific counterparties similar to the table provided on page 26.

Response:

The Company proposes to change its disclosure in future filings as follows:

Bank of America, Wells Fargo and JP Morgan Chase have asserted estimated potential claims of $32,000,000 that relate to loan repurchases, loan indemnifications and other loan issues.  The Company has internally estimated the potential loss for the asserted claims by these companies to be significantly less.  In determining the amount of potential loss, the Company has relied on the results of its past settlement negotiations with these companies as well as other negotiations involving these companies that are found in public documents.  The Company has currently reserved and accrued $10,678,015 as of September 30, 2010 to settle all such investor related claims.  The Company believes that this amount is adequate to resolve these claims and that this amount represents the Company’s possible loss as it relates to any outstanding claims by these companies and others.

The Company believes the disclosure and table on page 26 and the disclosure on page 30 of the September 30, 2010 Form 10-Q comply with the disclosure requirements mentioned above and are in accordance with the sample letter dated October 2010 that was sent to certain public companies relating to potential risks and costs associated with mortgage and foreclosure related activities and exposure.  The Company believes that disclosing loan loss reserves that are investor specific will adversely affect the Company’s efforts to negotiate a fair settlement amount with the individual investors.

January 7, 2010

If you have any questions, please do not hesitate to call me at (801) 264-1060 or (801) 287-8171.

Very truly yours,

/s/ Stephen M. Sill

Stephen M. Sill
Vice President, Treasurer and
Chief Financial Officer